Mail Stop 3233
                                                             September 17, 2018

Via E-mail
Laurence J. Pino, Chief Executive Officer
Tuscan Gardens Senior Living Communities, Inc.
189 Orange Ave, Suite 1650
Orlando, FL 32801

       Re:      Tuscan Gardens Senior Living Communities, Inc.
                Draft Offering Statement on Form 1-A
                Submitted August 20, 2018
                CIK No. 0001746666

Dear Mr. Pino:

       We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR.
Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

General

   1. We note that Article VII of your bylaws and Section 4.10 of your shareholders agreement contain a mandatory arbitration provision. Please revise your offering statement to describe these provisions and add risk factor disclosure regarding how these provisions will impact holders of your Series A Preferred Shares. Please also address the reasons for adopting these provisions and any questions as to enforceability of these provisions under federal law and state law. In addition, please revise to:

                Describe specifically the basis for your belief that these provisions are enforceable under federal law and state law;
                Clarify whether these provisions apply to claims under the US federal securities laws and whether they apply to claims other than in connection with this offering;
 Laurence J. Pino, Chief Executive Officer
Tuscan Gardens Senior Living Communities, Inc.
September 17, 2018
Page 2

             To the extent the arbitration provision applies to federal securities law claims, please revise the disclosure, the shareholders agreement and the subscription agreement to state that by agreeing to the provision, investors will not be deemed to have waived the company's compliance with the federal securities laws; and
             Clarify whether purchasers of interests in a secondary transaction would be subject to these provisions.

2. You state on the cover page that you were organized to invest in affiliated entities that develop or acquire senior living rental communities. We further note the affiliated entities do not appear to be majority-owned subsidiaries. Please tell us whether you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940, as amended. If so, please provide us with a supplemental detailed analysis of:

             the specific exemption that you intend to rely on; and how your investment strategy and business model will support that exemption.

      Please ensure that the disclosure in your prospectus is consistent with your supplemental analysis.

3. We note that your offering appears to constitute a blind-pool offering. Accordingly, as applicable, please provide the disclosure required by Industry Guide 5 or tell us why such disclosure is not appropriate. Please refer to Release No. 33-6900 (June 17, 1991),
      Securities Act Forms Compliance and Disclosure Interpretation 128.06,
Item 7(c) of Part
      II of Form 1-A, and CF Disclosure Guidance Topic No. 6.

Cover Page

4. We note your disclosure that the offering will terminate in one year unless extended by management. Please revise to specify the date upon which the offering will terminate.
      Additionally, please disclose the arrangements regarding placing the funds received in an escrow account, including identifying the escrow agent. Refer to the Instructions to Item
      1(e) of Part II of Form 1-A.

5. We note your disclosure in footnote (1) to the table that investors will pay upfront selling commissions and your reference to compensation and fees to placement agents. You further state that the sponsor does not intend to use commissioned underwriters. Please revise to clarify this inconsistency.

6. Please identify each natural person and each entity expected to participate in selling shares in connection with the offering, and explain whether and how each is associated or affiliated with the registrant. Also, please explain how each such natural person, if not registered with the Commission as a broker-dealer or a licensed associated person of a registered broker-dealer, intends to meet the conditions of Rule 3a4-1 or otherwise avoid
 Laurence J. Pino, Chief Executive Officer
Tuscan Gardens Senior Living Communities, Inc.
September 17, 2018
Page 3

       being required to register with the Commission as a broker-dealer. Please revise your
       "Plan of Distribution" section as appropriate.

7. Please clarify whether sales to affiliates will count toward the minimum offering amount.

8. We note your disclosure that you intend to provide ongoing dividend payments to the preferred shareholders of 8% per year and additional dividends based on property dispositions. We further note your reference to a projected internal rate of return of 12%
       to 18% and that there is no guarantee these expectations will be met. Please provide an analysis detailing your reasonable basis for such returns. As part of your analysis, please include how you considered that you are a blind pool and have no operations.

Services Performed by, and Compensation Paid to Affiliates, page 10

9. We note that you will reimburse your manager for expenses incurred in connection with your organization and offering. Please disclose the amount of reimbursable costs incurred to date and your accounting policy for organization and offering expenses.

Risk Factors, page 16

10. Please revise your risk factor disclosure, including the risk factor headings, to more specifically describe the risks that could impact your business, including, but not limited to risks associated with conflicts of interest and regulations applicable to your business.

11. We note that your sponsor will exercise complete control over the company. Please add risk factor disclosure that your sponsor will have the ability to make decisions regarding
       (i) changing your targeted class of investments without shareholder notice or consent, (ii)
       making changes to your articles of incorporation whether to issue additional common stock and preferred stock, including to itself, (iii) employment decisions, including compensation arrangements; and (iv) whether to enter into material transactions with related parties.

Investment in Company Properties, page 22

12. Please revise to more specifically explain how the sample capital structure relates to your intended business operations. In particular, please more specifically describe the terms in your tables and clarify the portion of the costs listed that you intend to fund through offering proceeds, affiliated ownership or third party financing.

Description of Business, page 23

13. Please revise to include a legible organization chart, including percentage ownerships, and explain how the various affiliated entities function as part of your business operations. In addition, please revise to highlight that you do not own or operate your
 Laurence J. Pino, Chief Executive Officer
Tuscan Gardens Senior Living Communities, Inc.
September 17, 2018
Page 4

       affiliates' properties.

Plan of Operations, page 32

14. We note that the Company regularly reviews opportunities for the acquisition of properties. Please clarify if there are currently any probable acquisitions, and tell us your consideration of any financial statement requirements for these probable acquisitions, if any.

Directors, Officers and Significant Employees, page 36

15. Please revise to disclose each of your directors' and officers' roles in affiliated entities and clarify how long each has served as your director and/or officer.

Subscription Agreement

16. We note in Section 4(f) that the disclosure infers that an investor has reviewed the offering circular prior to investing and understands the disclosure. Please revise to clarify that an investor should review the offering circular. Please note that a shareholder should not be required to acknowledge he or she has "read" "reviewed" or "understands" all of the terms of the offering.

Legal Opinion

17. Please revise the opinion to state that the preferred shares will be validly issued, fully paid and non-assessable.

        You may contact Isaac Esquivel at (202)551-3395 or Kevin Woody, Accounting Branch
Chief at (202)551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at
(202)551-3401
with any other questions.

                                                              Sincerely,

                                                              /s/ Jennifer
Gowetski

                                                              Jennifer Gowetski
                                                              Senior Counsel
                                                              Office of Real
Estate &
                                                              Commodities